INTERNATIONAL IMAGING SYSTEMS, INC.

2419 E. Commercial Blvd., Suite 305, Ft. Lauderdale, Florida 33308

                      INFORMATION STATEMENT
   NOTICE OF CHANGE IN CONTROL AND OF A MAJORITY OF DIRECTORS

PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                    AND RULE 14f-1 THEREUNDER

______________________________________________________

Approximate Date of Mailing: November 30, 2006

Dear Shareholder:

This notification is furnished by the Board of Directors (the "Board") of International Imaging Systems, Inc. (the "Company") pursuant to Rule 14f-1 of the Securities and Exchange Act of 1934 (the "Exchange Act") to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the Board effected pursuant to a Stock Purchase Agreement, dated as of September 19, 2006 (the "Purchase Agreement"), by and among the Company, three of the Company's shareholders, Laura Palisa Mujica, Lara Sarafianos and Michael D'Angelo ("Sellers"), the Company's Chief Executive Officer, C. Leo Smith, and Lomond International, Inc. as agent for the several buyers ("Buyers").

This notification was prepared by the Company, except that information about the new directors was furnished to the Company by the new directors. The new directors assume no responsibility for the accuracy or completeness of the information prepared by the Company.

Please read this notification carefully. It describes the essential terms of the Purchase Agreement and contains certain biographical and other information concerning the new directors of the Company. Additional information about the Purchase Agreement and the business of the Company is contained in the
Company's Quarterly Report on Form 10-QSB dated November 15, 2006, and its Current Report on Form 8-K dated September 22, 2006 (the "Reports"), which were filed with the United States Securities and Exchange Commission (the "Commission"). The Reports and their accompanying exhibits may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials may also be obtained from the SEC at prescribed rates. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Reports may be obtained from the SEC's EDGAR archives at http://www.sec.gov/cgo-bin/srch-edgar.

                        CHANGE IN CONTROL

On September 19, 2006 (the "Purchase Date"), the parties entered into the Purchase Agreement and pursuant thereto the several Buyers purchased and the Sellers sold an aggregate of 4,500,000 previously issued and outstanding shares of the Company's restricted common stock, comprising, 56.4 % of the issued and outstanding capital stock of the Company, for the aggregate purchase price of $405,000, or $0.09 per share. All of the Company's current officers and directors agreed to resign and the Buyers' nominees, Messrs. John Vogel, Robert Scherne and Vincent Finnegan were appointed to fill the vacancies resulting in connection with the stock purchase transaction.

This information statement will be mailed to shareholders on or about November 30, 2006 to holders of record of the Company's common stock as of the close of business on November 15, 2006. On the Purchase Date, the Company had outstanding 7,973.700 shares of common stock after giving effect to the stock purchase transaction. e. Each share of common stock is entitled to one vote on all matters to be voted on by shareholders.



      NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
    IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

            WE ARE NOT ASKING YOU FOR A PROXY AND YOU
              ARE REQUESTED NOT TO SEND US A PROXY

                      INFORMATION STATEMENT



        CHANGES IN MANAGEMENT AND THE BOARD OF DIRECTORS

In connection with the Purchase Agreement, on the Purchase Date, the Company's directors, C. Leo Smith and Alex Sarafianos and its Chief Executive Officer, C. Leo Smith and Secretary, Susan Archer, resigned and Mr. Smith appointed John Vogel as the President, Chief Executive Officer of the Company ("Vogel") and Robert Scherne as Chief Financial Officer of the Company ("Scherne"). In addition, subject to and effective upon compliance with Rule 14f-1 under the Exchange Act, Mr.Smith appointed Mr.Vogel (as Chairman) and Vincent Finnegan ("Finnegan") as the new Board prior to tendering his resignation as a director. Rule 14f-1 provides that Vogel and Finnegan will become directors ten(10) days after the filing of this Statement with the Securities and Exchange Commission (the "Commission") and its delivery to the Company's shareholders, and each will serve until his successor is elected and qualified. A shareholder vote is not required and will not be taken with respect to the election of the new directors in connection with the Purchase Agreement.

                       EXECUTIVE OFFICERS

The new executive officers of the Company are identified in the table below. Each executive officer of the Company serves at the pleasure of the Board.

                              Date Became an
Name                Age       Executive Officer      Positions
_____________________________________________________________________
John Vogel          53        September 19, 2006     President, CEO

Robert Scherne      50        September 19, 2006     Treasurer, CFO
                                                     and Secretary

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information available to the Company, as of November 21, 2006, with respect to the beneficial ownership of the outstanding shares of the Company's Common Stock by (i) any holder of more than five percent (5%) of the outstanding shares; (ii) the Company's officers and directors, including directors elect and (iii) the Company's officers and directors as a group:


Name and Address          Shares of               Percentage (%) of
of Beneficial Owner(1)    Common Stock Owned       Common Stock(2)
____________________________________________________________________
Martin A. Sumichrast          765,000                9.59%(9)
Alicia M. LaSala(4)           400,000(5)             6.83%(5)
Alfred M. Schiffrin(7)        400,000                6.83%
Alex Sarafianos(8)             25,000(10)              __%(10)
C. Leo Smith(3)                     0(12)               0%(12)
Susan Archer(3)               100,000                1.71%
John Vogel                          0                   0%
Robert Scherne                      0                   0%
Vincent Finnegan                    0                   0%
All officers and directors
   as a group                 125,000(12)            1.56%(12)
(six persons(11))
______________________________



(1)  Beneficial ownership as reported in the table above has been determined  in accordance with Instruction (1) to  Item  403
     (b) of Regulation S-B of the Exchange Act.

(2) Percentages are approximate based upon 7,973,700 issued and outstanding shares of common stock.

(3)  The  business  address  of  the  stockholder,  director   or
     officer,  as  the  case  may be,  noted  above  is  2419  E.
     Commercial Blvd., Ft. Lauderdale, FL 33308.

(4)  The  address  of the stockholder noted above is 6674  Serena
     Lane, Boca Raton, FL 33433.

(5) Includes 20,000 shares of Common Stock owned of record by a trust for the benefit of Mrs. LaSala's minor child of which her husband is the sole trustee. Mrs. LaSala disclaims beneficial ownership of such shares.

(7)  The  business address of the stockholder noted above is 7040
     W.  Palmetto  Park Road, Building 4, #572,  Boca  Raton,  FL
     33433.

(8)  The  address  of  the director elect noted  above  is  16008
     Wilmington Place, Tampa FL 33647.

(9)  The business address of the stockholder noted above is 11125
     Colonial Country Lane, Charlotte, NC 28277.

(10)       Excludes  all shares owned by Lara Nicole  Sarafianos.
     Mr. Sarafianos is the brother-in-law of Mrs. Sarafianos and disclaims beneficial ownership of all shares owned by Mrs.
     Sarafianos.

(11) Includes resigning officers and directors and directors elect who are not also officers.

(12) Excludes all shares owned by the mother of Mr. Smith,  Laura
     Palisa Mujica. Mr. Smith disclaims beneficial ownership of such shares.

     INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

(a) There are no material proceedings known to the Company to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company.

(b) The following brief biographies contain information about the Company's Directors. The information includes each person's principal occupations and business experience for at least the past five years. This information has been furnished to the Company by the individuals named. There are no family relationships known to the Company between the Directors and executive officers. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the Directors or executive officers.

C. Leo Smith (`Smith"), 35, former Chairman of the Board of Directors and former Chief Executive and Chief Financial Officer, served as the Manager of the Company since its inception. From November 1991 until April 2002, he was the Chief Executive Officer of Smith International Enterprises, Inc. (d/b/a Ameriplast Manufacturing), a privately owned manufacturer of pre-paid telephone calling cards. In April 2002, the company was sold to Signature Graphics Inc., a privately owned Florida corporation. Smith earned a B.A. degree from Florida State University.

Alex Sarafianos ("Sarafianos"), 40, Director, served since April 2000 to the present as Senior Vice president and National Sales Director of AmSouth Funds of AmSouth Bank. From October 1994 to March 2000, he was Vice President and Senior Funds Wholesaler of BISYS Fund Services. Sarafianos earned a B.B.A. degree from Mercer University.

John Vogel ("Vogel") Chief Executive Officer, Director has also been a director and co-founder of Century 21 Ability, Inc. from the period 1996 to December 2005. Mr. Vogel has over 30 years of experience in marketing and sales, including 13 years at World Savings Bank (WSB); VP District and VP Regional Loan Origination and VP Sales Manager and VP of Real Estate (Owned).

Robert Scherne ("Scherne") Chief Financial Officer, Secretary has been the principal of Robert C. Scherne, CPA, PC, since March 2003. Prior to that, Mr. Scherne was employed as an accountant by Merdinger, Fruchter Rosen and Company from December 1993 to December 2002; by

Louis Sturz & Co. and its successor firm Grossman, Russo & Shapiro from July 1986 until November 2002; and by L.H. Frishkoff & Co. and its successor firm, A. Uzzo &Co., from July 1978 to June 1986. Mr. Scherne holds a BBA in Accounting from Pace University (New York City), and is an active member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

Vincent Finnegan ("Finnegan") Director, has been employed by Wells Fargo since August of 2005. Prior to that, Mr. Finnegan was employed by Santa Barbara Bank and Trust. At Santa Barbara Bank and Trust he was responsible for trust development from November of 2004 until January of 2005. Also, Mr. Finnegan served as a Regional Vice President of Sales at Phoenix Life Insurance Group from August of 1999 until October of 2003. Mr. Finnegan holds a Juris Doctorate from Chicago Kent College of Law and an MBA from Iona College Graduate School of Business.

No employee of the Company receives any additional compensation for his or her services as a Director. Non-management directors receive no salary for their services as such, but may participate in the Company's stock option plans. The board of directors has authorized payment of reasonable travel or other out-of-pocket expenses incurred by non-management directors in attending meetings of the board of directors and committees thereof.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act and regulations thereunder require the Company's executive officers and Directors, and persons who own more than ten percent of the Common Stock of the Company to file reports of ownership and changes in ownership with the Commission, and to furnish the Company with copies of all such Section 16(a) reports filed. Based solely on the Company's review of copies of the Section 16(a) reports filed for the fiscal year ended December 31, 2005 and for the period January 1, 2006 through November 21, 2006, the Company believes that all reports have been filed in a timely manner.

             TRANSACTIONS WITH MANAGEMENT AND OTHERS

Except as set forth below, no transactions have occurred since the beginning of the Company's last fiscal year or are proposed with respect to which a director, executive officer, security holder owning of record or beneficially more than 5% of any class of the Company's securities or any member of the immediate families of the foregoing persons had or will have a direct or indirect material interest. On September 19, 2006, the Company entered into consulting agreements with former officers, C. Leo Smith and Susan Archer to secure their services as operations management for its wholly - owned subsidiary, Advanced Staffing International, Inc. to assure continuity of that company's management. The agreements provide for compensation for such services as a percentage of the gross revenue of Advanced Staffing International, Inc. and extend for a term of twelve months, through September 18, 2007.

During the three month period ended September 30, 2006, the Company paid promotional / marketing fees to an entity owned by the Company's Chief Executive Officer, C. Leo Smith in the amount of $4,500.

In September, 2006, the Company assigned its rental security deposit, $4,051, to an individual related to a shareholder as compensation for services to the Company.

On September 19, 2006, the Sellers in the stock purchase, change of control transaction in connection with the transaction, converted a total of approximately $245,000 of shareholder loan indebtedness of the Company to additional paid in capital. In addition, the Sellers accepted assignment of the Company's last account receivable, in the amount of $30,000, in full and final satisfaction of an additional $30,000 of the Company's loan to shareholder indebtedness. In total, the Sellers' conversion of Company debt to paid in capital and the Sellers' acceptance of assignment of the Company's last account receivable, resulted in the extinguishment of shareholder loan indebtedness of the Company in the aggregate approximate amount of $275,000.

                   INDEBTEDNESS OF MANAGEMENT

There has been no indebtedness owed to the Company since the beginning of the Company's last fiscal year by any director, executive officer, security holder owning of record or beneficially more than 5% of any class of the Company's securities or any member of the immediate families of the foregoing persons, any corporation or organization of which any of the foregoing persons serves as an executive officer, partner, beneficial owner of 10% or more of any class of equity securities, or any trust in which any of the foregoing persons has a substantial beneficial interest or serves as trustee or in a similar capacity.

        COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

There are no standing committees of the Board. Since the Purchase Date, the Board has held no meetings and has taken action by unanimous written consent authorizing the Company's private placement of 225,000 shares of Series A Convertible Preferred Stock from its authorized previously unissued capital stock for gross proceeds of $123,750 to be used by the Company for working capital. The private placement was closed November 3, 2006.

        EXECUTIVE COMPENSATION AND EMPLOYMENT AGREEMENTS

Prior to the Purchase Agreement and during the Company's fiscal 2005 and for the nine month period ended September 19, 2006, the Company's President, C. Leo Smith, and Secretary, Susan Archer, received cash or other form of compensation for their services from the Company during such periods as follows:



                        2005                    2006
                ____________________    _____________________
C. Leo Smith    Cash Salary  $54,450    Cash Salary   $23,900
                                        Common Stock  $40,000

Susan Archer   Cash Salary   $37,850    Cash Salary   $ 6,575


                       STOCK OPTION PLANS

The Company's 2003 Equity Incentive Program (the "Program") was adopted by the Board in July 2003 and approved by the Company's stockholders in August 2003, subject to becoming effective 20 days after the mailing of an information statement to shareholders with respect thereto as required under applicable law. The Program was adopted to secure for the Company and each of its Affiliates (as defined in the Program) the benefits arising from ownership of the Company's common stock by those officers, directors and employees of, and consultants to, the Company and/or any of its Affiliates.

In   March  of  2006,  the  Company  issued  250,000  shares   of
authorized, previously unissued common stock to a consultant, John F. LaSala, for services rendered to the Company. The fair value of the shares issued amounted to $62,500.

In August, 2006, the Company issued 160,000 shares of authorized, previously unissued common stock to its Chief Executive Officer,
C. Leo Smith, as compensation for serving as the Company's CEO without salary from February, 2006 through September, 2006. The fair value of the shares issued amounted to $40,000.

The Program provides for the grant of incentive stock options, nonqualified stock options and restricted stock grants (collectively "Awards") as approved by the Board or a committee thereof (the "Committee"). Incentive stock options granted under the Program are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Nonqualified stock options granted under the Program are intended not to qualify as incentive stock options under the Code.

The total number of shares of the Company's Common Stock that may be issued under the Program upon the exercise of all options granted under the Program or the satisfaction by all recipients of all conditions necessary for the receipt of restricted stock grants may not exceed 6,000,000, of which 1,000,000 shares shall be available for issuance under incentive stock options and
5,000,000 shall be available for issuance under nonqualified stock options and/or restricted stock awards. The 1,000,000 shares of the Company's Common Stock available for issuance under incentive stock options shall be increased annually, starting with the calendar year following the calendar year in which the Program is adopted, by 5% of the excess, if any, of (i) the total number of issued and outstanding shares of the Company's Common Stock as of the first day of the fiscal year of the Company beginning with or within any such subsequent calendar year over
(ii) the total number of issued and outstanding shares of the Company's Common Stock as of the date on which the Program is adopted; provided, however, that as of the date of any such annual increase, the total number of shares available for issuance under incentive stock options under the Program may not exceed 15% of the total number of authorized shares of the Company's Common Stock as of the date on which the Program is adopted. The 5,000,000 shares of the Company's Common Stock available for issuance under nonqualified stock options and/or restricted stock awards shall be increased annually, starting with the calendar year following the calendar year in which the Program is adopted, by the sum of (i) 15% of the excess, if any, of (A) the total number of issued and outstanding shares of the Company's Common Stock at the time the first such Award is made during such subsequent calendar year over (B) the total number of issued and outstanding shares of Common Stock as of the date on which the Program is adopted, (ii) the total number of shares of the Company's Common Stock repurchased by the Company under the Program during the preceding calendar year and (iii) the total number of shares of the Company's Common Stock surrendered to the Company during the preceding calendar year in payment of the exercise price of nonqualified stock options; provided, however, that, as of the date of any such annual increase, the total number of shares of the Company's Common Stock available for issuance under nonqualified stock options and/or restricted stock awards shall not exceed 50% of the total number of authorized shares of Common Stock as of the date on which the Program is adopted. If any Award expires, or is terminated or forfeited, in whole or in part, the unissued shares of the Company's Common Stock covered by such Award shall again be available for the grant of Awards under the Program. If an Award granted under the Program shall expire or terminate for any reason without having been exercised in full, the unpurchased shares of the Company's Common Stock subject to such Award shall again be available for subsequent Awards under the Program. Shares issued under the Program may consist in whole or in part of authorized but unissued shares or treasury shares. The number of shares of the Company's Common Stock available for issuance under the Program is subject to adjustment, as set forth in the Program, in the event of any stock split, reverse stock split, stock dividend, extraordinary cash dividend, recapitalization, reorganization merger, consolidation, exchange of shares, liquidation, spin-off, split-up or other similar change in capitalization of the Company.

The total number of shares of the Company's Common Stock that may be granted under all Awards made to a recipient during any one calendar year may not exceed 100,000 shares.

Eligible participants under the Program include the following persons: (i) executive officers, officers and directors (including advisory and other special directors) of the Company and/or any of its Affiliates; (ii) full-time and part-time employees of the Company and/or any of its Affiliates; and (iii) natural persons engaged by the Company or any Affiliate as consultants.

Except as otherwise expressly provided therein, the Program provides that the Board, or a committee appointed by the Board to administer the Program, shall have complete discretion to determine when and to which eligible participants Awards are to be granted, the number of such shares of the Company's Common Stock to be awarded to each such participant and the terms and conditions of each Award. An Award may be made for cash, property, services rendered or other form of payment constituting lawful consideration under applicable law. No grant will be made if, in the judgment of the Board or the committee, as the case may be, such a grant would constitute a public distribution within the meaning the U.S. Securities Act of 1933, as amended, or the rules or regulation promulgated thereunder.

The Program terminates on the tenth anniversary of its adoption by the Board unless terminated earlier by the Board. Upon termination  of  the  Program, no  new  Awards  may  be  granted;
however,   Awards  previously  granted  may  extend  beyond   the
termination date.

                              INTERNATIONAL IMAGING SYSTEMS, INC.

                              By:/S/John Vogel
                                 -------------------------------
                                 John Vogel
                                 Chief Executive Officer

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